Exhibi 99.1

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2023

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of comprehensive income

		Three months ended March 31,
		2023	2022
	Note	$’000	$’000
Operating expenses
Research and development	3	(7,306)	(4,714)
General and administration	3	(3,113)	(3,292)
Loss from operations		(10,419)	(8,006)

Finance income	4	1,489	-
Finance expense	4	(171)	-
Expected credit loss		(199)	-
Foreign exchange (loss)/gain		(1,637)	2,243
Total other (expense)/income		(518)	2,243

Loss before tax		(10,937)	(5,763)
Tax charge/(credit)		-	-
Loss for the period		(10,937)	(5,763)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		724	-
Currency translation adjustment		1,676	(2,261)
Total comprehensive loss for the period		(8,537)	(8,024)

Attributable to owners:
Loss for the period		(10,937)	(5,763)
Comprehensive loss for the period		(8,537)	(8,024)

Loss per share
Basic and diluted loss per share (in USD)	15	(0.210)	(0.111)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of financial position

		At March 31,	At December 31,
		2023	2022
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	105,082	165,955
Other financial assets	5	54,057	-
Marketable securities	6	3,682	-
Other current assets	7	1,896	2,586
Total current assets		164,717	168,541
Non-current assets
Marketable securities	6	83,321	85,724
Property, plant and equipment	8	1,221	97
Total non-current assets		84,542	85,821
Total assets		249,259	254,362

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	2,928	1,868
Lease liability	10	334	-
Other current liabilities	11	3,376	2,678
Total current liabilities		6,638	4,546
Non-current liabilities
Lease liability	10	791	-
Total non-current liabilities		791	-
Total liabilities		7,429	4,546

Equity attributable to owners
Share capital		1,301	1,301
Additional paid-in capital		291,448	291,448
Other reserves		3,870	2,595
Foreign currency translation reserve		(11,359)	(13,035)
Accumulated deficit		(43,430)	(32,493)
Total equity		241,830	249,816
Total liabilities and equity		249,259	254,362

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the period	-	-	-	-	(5,763)	(5,763)
Translation adjustment	-	-	-	(2,261)	-	(2,261)
Total comprehensive loss for the period	-	-	-	(2,261)	(5,763)	(8,024)
Share-based compensation expense	-	-	327	-	-	327
Total transactions with owners	-	-	327	-	-	327
At March 31, 2022	1,301	291,448	693	(8,164)	(15,800)	269,478

At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the period	-	-	-	-	(10,937)	(10,937)
Other comprehensive income	-	-	724	1,676	-	2,400
Total comprehensive loss for the period	-	-	724	1,676	(10,937)	(8,537)
Share-based compensation expense	-	-	551	-	-	551
Total transactions with owners	-	-	551	-	-	551
At March 31, 2023	1,301	291,448	3,870	(11,359)	(43,430)	241,830

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC
Unaudited condensed consolidated interim statement of cash flows

	Three months ended March 31,
	2023	2022
	$’000	$’000
Cash flows from operating activities
Loss for the period	(10,937)	(5,763)
Depreciation	77	11
Share-based compensation expense	551	327
Finance income	(1,489)	-
Finance expense	171	-
Expected credit loss	199	-
Foreign exchange loss/(gain)	1,637	(2,243)
Movement in working capital	2,473	1,667
Cash flows used in operating activities	(7,318)	(6,001)
Finance expense paid	(246)	-
Finance income received	679	-
Net cash used in operating activities	(6,885)	(6,001)

Cash flows used in investing activities
Purchase of other financial assets	(54,000)	-
Purchase of property, plant and equipment	(22)	(10)
Cash flows used in investing activities	(54,022)	(10)

Cash flows used in financing activities
Payment of lease liability	(70)	-

Net decrease in cash	(60,977)	(6,011)
Cash at the beginning of the period	165,955	276,776
Impact of foreign exchange on cash	104	(15)
Cash at the end of the period	105,082	270,750

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information
GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland.

The Company and its subsidiary, GH Research Ireland Limited, (together the “Group” or “GH Research”) are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate, GH002, a proprietary intravenous mebufotenin product candidate, and GH003, a proprietary intranasal mebufotenin product candidate.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on May 11, 2023.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards
The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2022, are expected to be filed with the Companies Registration Office by November 26, 2023.

New and amended IFRS standards
There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any material impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant and are not listed here.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of March 31, 2023. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of March 31, 2023, the Group’s cash and cash equivalents amounted to $105.1 million (December 31, 2022: $166.0 million). The Group also held marketable securities of $87.0 million and other financial assets of $54.1 million as of March 31, 2023, (December 31, 2022: marketable securities of $85.7 million and other financial assets of $nil). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

The Board of Directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty included those that applied to the consolidated financial statements for the year ended December 31, 2022.

Significant accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements except for the amendments and new accounting policies set out below.

Financial assets
Other financial assets represent money market funds with a weighted average maturity of more than 90 days and are carried at fair value through profit or loss as the cash flows from these funds do not represent solely payments of principal and interest.

Leases and right-of-use assets
The Group recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. Under IFRS 16 the Group recognizes a ROU asset and a lease liability at the lease commencement date at the present value of the future lease payments, discounted at the Group's incremental borrowing rate. The ROU asset is subsequently depreciated using the straight-line method over the lease term within depreciation expenses and an interest expense on lease liabilities is recognized within finance expense in the Group’s unaudited condensed consolidated interim income statement. The interest expense is calculated based on the incremental borrowing rate of the Group.

For short-term or low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three months ended March 31, 2023 and 2022, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

3.	Expenses by nature
The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Three months ended March 31,
	2023	2022
	$’000	$’000
External research and development expenses	5,825	3,883
Employee expenses[1]	1,419	798
Depreciation	10	8
Other expenses	52	25
Total research and development expenses	7,306	4,714

External costs	2,270	2,749
Employee expenses[2]	776	540
Depreciation	67	3
Total general and administrative expenses	3,113	3,292
Total operating expenses	10,419	8,006

1Included in employee expenses is share based compensation expense of $0.3 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively, relating to employees in the research and development department.

2 Included in employee expenses is share based compensation expense of $0.2 million and $0.2 million for the three months ended March 31, 2023 and 2022, respectively, relating to employees in the general and administrative department.

Foreign exchange loss/gain
Foreign exchange loss of $1.6 million for the three months ended March 31, 2023 (foreign exchange gain of $2.2 million for the three months ended March 31, 2022) consists primarily of losses related to the translation of the U.S. dollar cash and other financial assets balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in the Group’s consolidated financial statements for the year ended December 31, 2022.

At March 31, 2023, if the U.S. dollar had weakened/strengthened by 10% against the euro with all other variables held constant, the loss before tax for the three months ended March 31, 2023, would have been $8.2 million higher/lower, mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

4.	Finance income and expense

	Three months ended March 31,
	2023	2022
	$’000	$’000
Finance income
Gain on cash equivalents and other financial assets at fair value through profit and loss	465	-
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	1,024	-
Finance income	1,489	-

Finance expense
Finance expense on investments	(153)	-
Finance expense on lease liability	(18)	-
Finance expense	(171)	-

5.	Cash and cash equivalents

	March 31, 2023	December 31, 2022
	$’000	$’000
Cash at bank and in hand	69,002	130,252
Cash equivalents	36,080	35,703
	105,082	165,955

During the period ended March 31, 2023, a further investment of $54.0 million was made in a money market fund. This investment was classified as other financial assets.

6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2023	85,724
Additions	-
Accrued interest	1,024
Interest received	(270)
Fair value gain	525
At March 31, 2023	87,003

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

The Group holds government and corporate listed bonds which comprise marketable securities measured at FVOCI. These marketable securities had a fair value of $87.0 million at March 31, 2023, (December 31, 2022: $85.7 million). The impairment loss allowance for expected credit losses at the reporting date was $0.3 million (December 31, 2022: $0.1 million). At March 31, 2023, the maturity of the Group’s marketable securities ranges from 10 months to four years. This maturity has been reflected in the allocation of current and non-current assets in the unaudited condensed consolidated interim statement of financial position.

The Group is exposed to credit risk on its cash and cash equivalents, other financial assets and marketable securities in the event of default of the counterparties. The Group’s cash balance is maintained with well established, highly rated financial institutions. The Group’s marketable securities are mainly comprised of investment grade bonds. The Group monitors the credit risk of its investments on a regular basis.

The fair value movement on marketable securities through other comprehensive income for the three months ended March 31, 2023, is comprised of a fair value gain on marketable securities of $0.5 million and an increase in expected credit losses associated with those marketable securities of $0.2 million.

7.	Other current assets
Other current assets primarily represent prepayments and VAT receivable.

8.	Property, plant and equipment
Property, plant and equipment increased to $1.2 million at March 31, 2023, from $0.1 million at December 31, 2022, an increase of $1.1 million. This was due to a lease for office space which the Group entered into during the period. The term of the lease is four years and nine months and annual cashflows associated with it are $0.3 million.

Right of Use Asset - Office
$’000
At January 1, 2023	-
Additions	1,179
Depreciation expense	(62)
At March 31, 2023	1,117

At the lease commencement date, a ROU asset was recognized at the present value of the future lease payments, discounted at the Group's incremental borrowing rate.

9.	Trade payables
Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which have been billed and are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

10.	Lease liability
At March 31, 2023, the Group’s lease liability amounted to $1.1 million relating to the lease of an office as explained in Note 8, “Property, plant and equipment”.

11.	Other current liabilities
Other current liabilities primarily represent accruals for operating expenses and employee tax payable.

12.	Contingencies
As of March 31, 2023, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2022: none).

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

13.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of March 31, 2023, the Company has 718,818 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three months ended March 31, 2023, the Company granted the option to purchase 22,320 ordinary shares to employees which were in line with the general terms of the Share Option Plan.

The following table summarizes the share option awards outstanding as of March 31, 2023:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2022	15.32	461,596	7.14
Granted	9.66	22,320	7.86
At March 31, 2023	15.06	483,916	6.94

None of the awards outstanding as of March 31, 2023 were exercisable and they expire through 2031. As of March 31, 2023, 88,569 awards are vested and generally subject to a 2 year service condition.

The weighted average grant date fair value of awards granted during the three months ended March 31, 2023 was $7.22 per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the three months ended March 31, 2023 and 2022 were determined on the date of the grant using the following assumptions:

	Three months ended March 31, 2023	Three months ended March 31, 2022
Share price, in USD	8.77-10.40	15.71-18.32
Strike price, in USD (weighted average)	9.66	20.26
Expected volatility	87%	89% - 90%
Award life (weighted average)	6	6
Expected dividends	-	-
Risk-free interest rate	3.63%-4.22%	1.74% - 1.87%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the eight-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

As of March 31, 2023, Other Reserves within equity includes $2.6 million relating to the Group’s Share Option Plan. The amount of expense for all awards recognized for services received during the three months ended March 31, 2023 was $0.6 million and for the three months ended March 31, 2022 was $0.3 million.

14.	Related party disclosures
There have been no transactions in the three months ended March 31, 2023 and ended March 31, 2022 with related parties that had a material effect on the financial position or performance of the Group.

15.	Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period as follows:

	Three months ended March 31,
	2023	2022
Loss attributable to shareholders (in $’000)	(10,937)	(5,763)
Weighted average number of shares in issue	52,020,849	52,020,849
Basic and diluted loss per share (in USD)	(0.210)	(0.111)

For the three months ended March 31, 2023 and 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

16.	Events after the reporting date
In April 2023, 174,000 share options were granted to the Group’s employees. The awards vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years in addition to a two year service condition. The contractual term (expiration) of each share option is seven years from the date of grant. The exercise price of these share options was set at $0.025 per share.